SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                 ____________________

                                     SCHEDULE 13D

                                  (Amendment No. 1)

                      Under the Securities Exchange Act of 1934


                                      ACTV, Inc.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of securities)

                                      0008 8E112
                                    (CUSIP Number)

                                 Richard J. Emmerich
                           Global Capital Management, Inc.
                                 601 Carlson Parkway
                                      Suite 200
                             Minnetonka, Minnesota 55305
                                    (612) 476-7200
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    June 12, 1997
               (Date of Event Which Requires Filing of This Statement)

               If the  filing person  has previously  filed a statement  on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with the statement [ ].

                           (continued on following pages)

                                   Page 1 of 4 Pages



          CUSIP No. 0008 8E112                              Schedule 13D


               1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
                         Global Capital Management, Inc./FEIN 41-1625323

               2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                                      (b) [  ]

               3)    SEC Use Only


               4)   Source of Funds
                         WC

               5)   Check   Box  if  Disclosure  of  Legal  Proceedings  is
                    Required Pursuant to Item 2(d) or 2(e)       [  ]

               6)   Citizenship or Place of Organization
                                   Delaware

               Number of Shares Beneficially Owned by Each Reporting Person
          With:

                    (7)  Sole Voting Power
                         1,132,982 (See Item 5)

                    (8)  Shared Voting Power
                         0

                    (9)  Sole Dispositive Power
                         1,132,982 (See Item 5)

                    (10) Shared Dispositive Power
                         0

               11)  Aggregate  Amount Beneficially Owned  by Each Reporting
          Person
                         1,132,982 (See Item 5)

               12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

               13)  Percent of Class Represented by Amount in Row (11)
                         8.7% (See Item 5)

               14)  Type of Reporting Person
                         CO





                                  Page 2 of 4 Pages





                                     SCHEDULE 13D
                                   AMENDMENT NO. 1

                    This Amendment No. 1 to the Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 1 amends and supplements the Statement on Schedule 13D relating to the common stock, par value $0.10 per share ("Common Stock"), of ACTV, Inc., a Delaware corporation (the "Issuer ), previously filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Capitalized terms used and not defined herein shall have the meanings set
          forth  in  the  Schedule 13D.    Except  as  amended herein,  the
          Schedule 13D previously filed remains unchanged.

               ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended to read as follows:

               (a)  Without giving  effect to  the limitation described  in
          Item 5(a) of the Schedule 13D:

                    (1) As of June 12, 1997, Global was the beneficial owner of 1,051,623 shares of Common Stock (by reason of the Investors' right to exchange their Preferred Stock for that number of shares). Based upon the Issuer's Form 10-K for the year ended December 31, 1996, the Issuer had 11,787,106 shares of Common Stock outstanding. Treating as also outstanding the 1,051,623 shares of Common Stock for which the Investors' Preferred Stock was exchangeable, Global would be deemed as of June 12, 1997 to have been the beneficial owner of 8.2% of the Issuer's outstanding Common Stock.

                    (2) As of the date hereof, Global is the beneficial owner of 1,132,982 shares of Common Stock (by reason of the Investors' right to exchange their Preferred Stock for that number of shares). Based upon the Issuer's Form 10-Q for the quarter ended March 31, 1997, the Issuer has 11,838,734 shares of Common Stock outstanding. Treating as also outstanding the 1,132,982 shares of Common Stock for which the Investors' Preferred Stock is exchangeable, Global would be deemed as of the date hereof to be the beneficial owner of 8.7% of the Issuer's outstanding Common Stock.

               (b) Global would have the sole power to vote and dispose of any shares of Common Stock issued in exchange for the Investors' Preferred Stock.




                                  Page 3 of 4 Pages





               (c) No transactions in Common Stock were effected by the Investors during the sixty (60) days prior to June 12, 1997 or the date hereof.

               (d) No person other than the Investors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock issued in exchange for the Investors' Preferred Stock.

               (e)  Not applicable.












































                                  Page 4 of 4 Pages





                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: June 20, 1997              GLOBAL CAPITAL MANAGEMENT, INC.



                                        By: /s/ John D. Brandenborg
                                            -----------------------
                                        Name:  John D. Brandenborg
                                        Title: Vice-President











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